

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

<u>Via E-mail</u>
Bryan Hammond
Chief Executive Officer
Explore Anywhere Holding Corp.
1 Tara Boulevard, Suite 200
Nashua, NH 03062

  Re: **Explore Anywhere Holding Corp.**
    Preliminary Proxy Statement on Schedule 14A
    Filed April 15, 2013
    File No. 001-33933

Dear Mr. Hammond:

  We issued comments on the above captioned filing, including the letter of August 7, 2013. On December 5, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have determined not to pursue the solicitation in the filing, as noted in your letter of correspondence dated December 11, 2013, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

  You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 if you have any questions.

        Sincerely,

        /s/ Era Anagnosti

        for Pamela Long
        Assistant Director

cc: <u>Via E-mail</u>
   Harold Gewerter, Esq.